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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                             ACLARA BioSciences, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00461P 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Kevin C. Tang
                               4401 Eastgate Mall
                              San Diego, CA  92121
                                 (858) 200-3830
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 25, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 00461P 10 6                  13D                     Page 2 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Tang Capital Partners, LP

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         3,524,100
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,524,100
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,524,100
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     9.7%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     PN
________________________________________________________________________________

CUSIP No. 00461P 10 6                  13D                     Page 3 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Tang Capital Management, LLC

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         3,524,100
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,524,100
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,524,100
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     9.7%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     OO
________________________________________________________________________________

CUSIP No. 00461P 10 6                  13D                     Page 4 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Kevin C. Tang

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         3,529,100
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,529,100
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,529,100
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     9.8%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No. 00461P 10 6                  13D                     Page 5 of 7 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Oscar L. Tang

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [x]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     PF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
     United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         372,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           251,300
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           372,000
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    251,300
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     623,300
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     1.7%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed as an amendment to the Statement on Schedule 13D previously filed relating to the common stock, $.001 par value per share of ACLARA BioSciences, Inc., a Delaware corporation (the "Issuer" or "ACLARA" herein), as filed with the Securities and Exchange Commission (the "SEC") on July 24, 2002, as amended by Amendment No. 1 filed on October 1, 2002 (the "Schedule 13D"). The principal executive offices of the Issuer are located at 1288 Pear Avenue, Mountain View, CA 94043.

The Schedule 13D is hereby further amended and supplemented as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a), (b) The following table describes the number of shares of common stock and the percent of outstanding common stock beneficially owned by the Reporting Persons. All percentages are based on 36,193,512 shares outstanding as reported by the Issuer in its Form 10Q filed with the SEC on November 14, 2002.

                                      SHARES OF COMMON          PERCENTAGE
NAME                                    STOCK OWNED                OWNED

Tang Capital Partners, LP(1)              3,524,100                 9.7%
Tang Capital Management, LLC(2)           3,524,100                 9.7%
Kevin C. Tang(3)                          3,529,100                 9.8%
Oscar L. Tang                               623,300                 1.7%
----------------------
  (1) Tang Capital Partners, LP is the registered owner of the Shares of Common Stock
  (2) Tang Capital Management, LLC, is the general partner of Tang Capital Partners, LP.
  (3)  Kevin C. Tang is the Manager of Tang Capital Management, LLC.

     Shares beneficially owned by Mr. Kevin Tang include 5,000 shares held of record in his name, as custodian for his son, with respect to which he maintains sole voting and investment power. Mr. Kevin Tang may also be deemed to share voting and investment power with respect to the shares beneficially owned by his father, Mr. Oscar Tang, due to the relationship described in
Item 6 of this Schedule 13D.

     Shares beneficially owned by Mr. Oscar Tang include 372,000 shares with respect to which Mr. Tang has sole voting and investment power and 251,300 shares with respect to which he shares voting and investment power through an investment advisor or trustee relationship. Mr. Oscar Tang may be deemed to share voting and investment power with respect to the shares beneficially owned by his son, Mr. Kevin Tang, due to the relationship described in Item 6 of this
Schedule 13D.

    (c) Transactions effected since the filing of Schedule 13D Amendment No. 1 filed with the SEC on October 1, 2002:

              The following open market purchases were effected by Tang Capital Partners, LP:

              TRADE DATE             NO. SHARES             PRICE

              11/25/02                110,000               $2.03
              11/27/02                 45,000               $2.03

              The following open market purchases were effected by Oscar L. Tang:

              TRADE DATE             NO. SHARES             PRICE

              11/12/02               25,000                 $1.91
              11/13/02               25,000                 $1.96
              11/14/02               25,000                 $1.91
              11/15/02               59,000                 $1.9284
              11/18/02               40,300                 $1.91
              11/25/02              110,000                 $2.03
              11/27/02               45,000                 $2.03

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              Exhibit A     Joint Filing Agreement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 27, 2002
                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG

                                   EXHIBIT A
                             TO AMENDMENT NO. 2 TO
                                 SCHEDULE 13D
                           DATED NOVEMBER 27, 2002

                            JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ACLARA BioSciences, Inc. and that this Agreement be included as an Exhibit to such joint filing. The Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of September, 2002.

                                             TANG CAPITAL PARTNERS, LP
                                             By:  Tang Capital Management, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager


                                             TANG CAPITAL MANAGEMENT, LLC

                                             By:  /s/ Kevin C. Tang
                                                  ------------------------
                                                  Kevin C. Tang, Manager



                                                  /s/ Kevin C. Tang
                                                  ------------------------
                                                  KEVIN C. TANG


                                                  /s/ Oscar L. Tang
                                                  ------------------------
                                                  OSCAR L. TANG